SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

PETROHAWK ENERGY CORPORATION

(Name of Subject Company)

PETROHAWK ENERGY CORPORATION

(Names of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

716495106

(CUSIP Number of Class of Securities)

David S. Elkouri
Executive Vice President, General Counsel and Secretary
Petrohawk Energy Corporation
1000 Louisiana, Suite 5600

Houston, Texas 77002
(832) 204-2700

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Lee A. Meyerson, Esq.

Eric M. Swedenburg, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017-3026

(212) 455-2000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Petrohawk Energy Corporation, a Delaware corporation (“Petrohawk” or the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2011 and amended on July 27, 2011, July 28, 2011 and August 10, 2011 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by North America Holdings II Inc., a Delaware corporation (“Purchaser”), which is a wholly owned subsidiary of BHP Billiton Petroleum (North America) Inc., a Delaware corporation (“Parent”), which is a wholly owned subsidiary of BHP Billiton Limited, a corporation organized under the laws of Victoria, Australia (the “Guarantor”), to purchase all of the shares of the Company’s common stock, par value $0.001 per share (the “Shares”) that are issued and outstanding, at a price of $38.75 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2011 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”) which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Guarantor, Parent and Purchaser with the SEC on July 25, 2011.  The Offer to Purchase and Letter of Transmittal were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as disclosed below.

Item 8.           Additional Information

                                                Item 8 of the Schedule 14D-9 is hereby amended by inserting the following two paragraphs as the last two paragraphs under the heading “Litigation”:

“On August 12, 2011, the Company, the Company’s directors, the Guarantor, Parent and Purchaser entered into a memorandum of understanding (the “MOU”) with the plaintiffs in the Delaware and Texas state-court Stockholder Actions (“State Stockholder Actions”) reflecting an agreement in principle to settle the State Stockholder Actions based on their agreement to include certain additional disclosures relating to the Offer and Merger that were made in Amendment No. 3 to this Schedule 14D-9. The Company, the Company’s directors, the Guarantor, Parent and Purchaser each have denied, and continue to deny, that they have committed or attempted to commit any violation of law or breached any duty owed to the Company and/or its stockholders, or aided or abetted any breach of any fiduciary duty, or otherwise engaged in any of the wrongful acts alleged in the State Stockholder Actions, and expressly maintain that they complied with their fiduciary and other legal duties. The defendants in the State Stockholders Actions, to avoid the costs, disruption and distraction of further litigation, and without admitting the validity of any allegation made in the State Stockholder Actions, or any liability with respect thereto, have concluded that it is desirable that the claims against them be settled on the terms reflected in the MOU. The MOU is subject to customary conditions including completion of appropriate settlement documentation, approval by the District Court of Harris County, Texas, and consummation of the Offer and the Merger.”

The MOU provides that each of the State Stockholder Actions will be dismissed with prejudice as to all defendants. Pursuant to the terms of the MOU, the parties expect to execute a stipulation of settlement, which will be subject to approval by the District Court of Harris County, Texas, following notice to the Company’s stockholders. There can be no assurance that the settlement will be finalized or that the court will approve the settlement.”

1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PETROHAWK ENERGY CORPORATION

Date: August 12, 2011	By:	/s/ DAVID S. ELKOURI
		Name:	David S. Elkouri
		Title:	Executive Vice President, General Counsel and Secretary

2